Pricing Supplement
To underlying supplement No. 1 dated September 29, 2009,
product supplement AF dated September 29, 2009,
prospectus supplement dated September 29, 2009 and
prospectus dated September 29, 2009
Pricing Supplement No. 1027AF Registration Statement No. 333-162195 Dated November 24, 2010; Rule 424(b)(2)
Deutsche Bank AG
Structured Investments	Deutsche Bank $14,306,000 Buffered Return Enhanced Notes Linked to the S&P 500® Index due December 14, 2011
General
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The notes are designed for investors who seek a return at maturity of two times the potential positive performance (if any) of the S&P 500® Index up to a Maximum Return on the notes of 12.60%.  The notes do not pay coupons or dividends and investors should be willing to lose some or all of their investment if the Ending Index Level is more than 10% less than the Initial Index Level. Any payment on the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing December 14, 2011†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The notes priced on November 24, 2010 (the “Trade Date”) and are expected to settle on November 30, 2010 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Index:	The S&P 500® Index (the “Index”) (Ticker: SPX)
Upside Leverage Factor:	2
Maximum Return:	12.60%
Payment at Maturity:
If the Ending Index Level is greater than the Initial Index Level, you will be entitled to receive a payment at maturity per $1,000 Face Amount of notes equal to the Face Amount plus the product of the Face Amount multiplied by the Index Return multiplied by the Upside Leverage Factor, subject to the Maximum Return, calculated as follows:

$1,000 +[$1,000 x the lesser of (i) Index Return x Upside Leverage Factor and (ii) the Maximum Return]

Your investment is protected against a decline of up to 10% from the Initial Index Level to the Ending Index Level.  If the Ending Index Level is equal to the Initial Index Level or is less than the Initial Index Level by not more than 10%, you will be entitled to receive a payment at maturity equal to $1,000 per $1,000 Face Amount of notes.
If the Ending Index Level is less than the Initial Index Level by an amount greater than 10%, you will lose 1.1111% of the Face Amount of your notes for every 1% that Ending Index Level is less than the Initial Index Level in excess of 10%, and you will be entitled to receive a payment at maturity per $1,000 Face Amount of notes, calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%) x 1.1111]

You will lose some or all of your investment at maturity if the Ending Index Level is less than the Initial Index Level by an amount greater than 10%. Any Payment at Maturity is subject to the credit of the Issuer.

Buffer Amount:	10%
Downside Factor:	1.1111
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
The Index Return may be positive, zero or negative.
Initial Index Level:	1,198.35, the Index closing level on the Trade Date.
Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Averaging Dates.
Averaging Dates†:	December 5, 2011, December 6, 2011, December 7, 2011, December 8, 2011 and December 9, 2011 (the “Final Valuation Date”)
Maturity Date†:	December 14, 2011
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	2515A1 CA 7 / US2515A1CA70
†	Subject to postponement as described in the accompanying product supplement under “Description of Securities – Payment at Maturity – Postponement of Observation Date; Averaging Dates.”
Investing in the Buffered Return Enhanced Notes involves a number of risks.  See “Risk Factors” beginning on page 12 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$14,306,000.00	$94,830.00	$14,162,940.00
(1)  Certain fiduciary accounts will pay a purchase price of $990.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2) JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as agents for the notes, will receive a fee from the Issuer of $10.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from sales to accounts other than such fiduciary accounts.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$14,306,000.00	$1,020.02

JPMorgan
Placement Agent
November 24, 2010

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the underlying supplement No. 1 dated September 29, 2009, product supplement AF dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement No. 1 dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

Product supplement AF dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200191/d424b21.pdf

Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the underlying supplement, product supplement, prospectus supplement, prospectus and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

What Is the Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical return at maturity on the notes.  The “return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Face Amount of notes to $1,000.  The hypothetical returns set forth below reflect the Initial Index Level of 1,198.35 and a Maximum Return on the notes of 12.60%.  The hypothetical returns set forth below are for illustrative purposes only. The actual return will be based on the Index Return, determined using the Index closing levels on the specified averaging dates.  The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Hypothetical Ending Index Level	Hypothetical Index Return	Hypothetical Return	Payment at Maturity
2,157.03	80.00%	12.60%	$1,126.00
1,977.28	65.00%	12.60%	$1,126.00
1,797.53	50.00%	12.60%	$1,126.00
1,677.69	40.00%	12.60%	$1,126.00
1,438.02	20.00%	12.60%	$1,126.00
1,318.19	10.00%	12.60%	$1,126.00
1,273.85	6.30%	12.60%	$1,126.00
1,258.27	5.00%	10.00%	$1,100.00
1,210.33	1.00%	2.00%	$1,020.00
1,198.35	0.00%	0.00%	$1,000.00
1,138.43	-5.00%	0.00%	$1,000.00
1,078.52	-10.00%	0.00%	$1,000.00
1,018.60	-15.00%	-5.56%	$944.44
958.68	-20.00%	-11.11%	$888.89
838.85	-30.00%	-22.22%	$777.78
719.01	-40.00%	-33.33%	$666.67
599.18	-50.00%	-44.44%	$555.56
479.34	-60.00%	-55.56%	$444.44
359.51	-70.00%	-66.67%	$333.33
239.67	-80.00%	-77.78%	$222.22
119.84	-90.00%	-88.89%	$111.11
0.00	-100.00%	-100.00%	$0.00

The following examples illustrate how the returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1,198.35 to an Ending Index Level of 1,258.27. Because the Ending Index Level of 1,258.27 is greater than the Initial Index Level of 1,198.35 and the Index Return of 5.00% multiplied by 2 does not exceed the hypothetical Maximum Return of 12.60%, the investor receives a Payment at Maturity of $1,100.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100.00

Example 2: The level of the Index decreases from the Initial Index Level of 1,198.35 to an Ending Index Level of 1,078.52.  Because the Ending Index Level of 1,078.52 is less than the Initial Index Level of 1,198.35 by not more than the Buffer Amount of 10%, the investor will receive a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes.

Example 3: The level of the Index increases from the Initial Index Level of 1,198.35 to an Ending Index Level of 1,438.02.  Because the Index Return of 20.00% multiplied by 2 exceeds the hypothetical Maximum Return of 12.60%, the investor receives a Payment at Maturity of $1,126.00 per $1,000 Face Amount of notes, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 1,198.35 to an Ending Index Level of 958.68.  Because the Ending Index Level of 958.68 is less than the Initial Index Level of 1,198.35 by more than the Buffer Amount of 10%, the Index Return is negative and the investor will receive a Payment at Maturity of $888.89 per $1,000 Face Amount of notes calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

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APPRECIATION POTENTIAL – The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 2, up to the Maximum Return on the notes of 12.60%, resulting in a maximum Payment at Maturity of $1,126.00 for every $1,000 Face Amount of notes.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS – Payment at Maturity of the Face Amount of the notes is protected against a negative Index Return of up to 10%. If the Ending Index Level is less than the Initial Index Level by an amount greater than 10%, for every 1% that the Ending Index Level is less than the Initial Index Level in excess of 10%, you will lose an amount equal to 1.1111% of the Face Amount of your notes. Accordingly, you could lose your entire investment in the notes.

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RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX – The return on the notes, which may be positive, zero or negative, is linked to the S&P 500® Index. The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500 Index” in the accompanying underlying supplement no. 1 dated September 29, 2009.

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TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes. Although the tax consequences of an investment in the notes are uncertain, based on that opinion we believe it is reasonable to treat the notes as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, you should not recognize taxable income or loss prior to the maturity of your notes, other than pursuant to a sale or exchange. Your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Recently enacted legislation requires certain individuals who hold “debt or equity interests” in any “foreign financial institution” that are not “regularly traded on an established securities market” to report information about such holdings on their U.S. federal income tax returns, generally for tax years beginning in 2011, unless a regulatory exemption is provided.  Individuals who purchase the notes should consult their tax advisers regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. Prospective investors should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not pay coupons or dividends and do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  Your investment will be exposed on a leveraged basis of 1.1111% for each 1% that the Ending Index Level is less than the Initial Index Level in excess of the 10% Buffer Amount.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN – If the Ending Index Level is greater than the Initial Index Level, for each $1,000 Face Amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return of 12.60% per $1,000 Face Amount, regardless of the appreciation in the Index, which may be significant.  Accordingly, the maximum Payment at Maturity is $1,126.00 for every $1,000 Face Amount of notes.

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THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the notes.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates may hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the notes.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the S&P 500® Index would have.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the Payment at Maturity described in this pricing supplement is based on the full Face Amount of your notes, the original Issue Price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates) will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original Issue Price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time remaining to maturity of the notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. In addition, as described above under “Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Prospective investors should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date and on the Averaging Dates could adversely affect the value of the Index and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the daily Index closing levels from November 24, 2000 through November 24, 2010.  The Index closing level on November 24, 2010 was 1,198.35.  We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Averaging Dates.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents for the notes will receive a fee from the Issuer of $10.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from sales to accounts other than such fiduciary accounts.